

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 19, 2010

By facsimile to (210) 694-0892 and U.S. Mail

Mr. Jeffrey S. Brain
President and Chief Executive Officer
Ciralight Global, Inc.
670 East Parkridge, Suite 112
Corona, CA 92879

Re: Ciralight Global, Inc.
       Registration Statement on Form S-1
       Filed March 23, 2010
       File No. 333-165638

Dear Mr. Brain:

        We have reviewed your filing and have the following comments. Where
indicated, we think that you should revise the document in response to these comments.
If you disagree, we will consider your explanation why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some
of our comments, we may ask you to provide us information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions that you may have about comments or any other aspect of our
review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement's Facing Page

1. The EDGAR system's records indicate that Ciralight Global's primary standard
    industrial classification code number is 3444 and not 5030. Please revise or advise.

We May Be Exposed to Potential Risks Resulting From New Requirements Under
Section 404…, page 10

2. Please update this risk factor as applicable.

Risk Factors, page 5

3. Please include a risk factor that addresses the fact that your auditors have expressed
    substantial doubt about your ability to continue as a going concern.

Selling Shareholders, page 14

4. Ensure that your disclosure includes all of the information required by Item 507 of
    Regulation S-K. For example, state any position, office, or other material relationship
    which each selling shareholder has had within the past three years with Ciralight
    Global. Also describe briefly any continuing relationship of Ciralight Global with
    selling shareholders.

5. For a beneficial owner that is a legal entity, identify by footnote or otherwise the
    natural person or persons having sole or shared voting and investment control over
    the securities held by the beneficial owner. For guidance, you may wish to refer to
    Question and Answer 140.02 in the Regulation S-K section of our "Compliance &
    Disclosure Interpretations" which is available on the Commission's website at
    http://www.sec.gov.

6. State that Ciralight Global will file a prospectus supplement to name successors to
    any named selling shareholder who are able to use the prospectus to resell the
    securities.

Market for Common Equity and Related Stockholder Matters, page 21

7. We note the disclosure that Ciralight Global does not anticipate any Rule 144
    eligibility for its shareholders until the third quarter of 2010. Note that if Ciralight
    Global was a blank check company before its April 2009 exchange of stock for assets
    agreement with Mr. George Adams, Sr., Rule 144 is unavailable for resale of its
    securities. See Rule 144(i)(1)(ii). See also Release No. 33-8869. Please revise or
    advise.

Preferred Stock, page 22

8. Please disclose the voting rights of your preferred shares.

Description of Business, page 26

9. We note the disclosure that you do not consider the company whose assets you ultimately acquired to be a predecessor. However, in light of your disclosure throughout the prospectus, specifically the MD&A and risk factors, discussing brand image and prior operations, please consider providing disclosure that addresses the competitive and marketing challenges related to retaining the prior company's name, trademarks, and patent. Discuss, as applicable, the effect on you of the fact that the prior company is defunct and has had its assets acquired by its creditors.

10. In April 2009, you entered into an exchange of stock for assets arrangement with Mr. George Adams, Sr. to acquire certain assets, such assets having been foreclosed on by Mr. Adams, who was a senior creditor of Ciralight, Inc. You disclose also that Ciralight is not a predecessor to Ciralight Global and you have no affiliation, contractual or otherwise, with Ciralight, Inc. Given that you have essentially continued with the revenue generating activity of Ciralight, Inc., please tell us in greater detail how you determined that Ciralight, Inc. is not a predecessor to Ciralight Global, Inc. Refer to Rule 405 of Regulation C.

Manufacturing, page 28

11. Please disclose the names of your manufacturers, discuss the material terms of those agreements, and file them as exhibits. Please do the same with your dealers and distributors.

Markets and Marketing, page 28

12. We note that you intend to initiate a major marketing campaign shortly. Please clarify whether these efforts will be funded by current working capital or whether and how you intend to raise funds for such initiatives.

13. We note that you have named the retailers to whom you have sold and installed your products. Please clarify whether these represent one time sales and projects or ongoing relationships. Clarify, further, the extent of your sales to these entities.

Competition, page 29

14. Please revise your disclosure to provide a better sense of the size and scope of your competitive condition versus the competitors that you name in this section.

Our Intellectual Property, page 29

15. We note the disclosure in your risk factors that you are in the process of obtaining foreign patent applications and trademarks. Please discuss this in more detail. Currently you only mention one patent application.

16. Please revise your disclosure to explain the role of your third party consultants.

17. Please disclose the duration of your patent. Please also clarify which of your products this patent applies to and which products are without patent protection.

Description of Property, page 29

18. Disclose the terms of Ciralight Global's office space in Irvine, California. We note the disclosure in "Note 7. Commitments and Contingencies: Operating Leases" on page F-36. Please also reconcile this disclosure with that in footnote 4 on page 44, which suggests that the office lease in Irvine is no longer in effect.

Legal Proceedings, page 30

19. As appropriate, continue to update the disclosures of the three lawsuits.

Summary Financial Data, page 32

20. Please clearly label the registrant column and the prior company columns. Similarly, provide additional clarity in this regard elsewhere throughout the filing, such as in MD&A.

Management's Discussion and Analysis of Financial Condition and results of Operations, page 33

21. Please revise the MD&A section to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations, and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events, and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

22. We note the disclosure that you acquired the Suntracker One, Suntracker Two, and other daylighting products previously owned and distributed by Ciralight, Inc. Please identify and discuss these other daylighting products.

Operating Expenses, page 38

23. Provide a more robust explanation for the changes in line items within your statements of operations. For example, you indicated that the decrease in operating expenses from 2007 to 2008 is due to decreases in both selling expenses and professional costs without further explanations as to why these expenses decreased from 2007 to 2008. Please also quantify the impact of each business reason discussed.

Contractual Obligations, page 39

24. Please revise your table of contractual cash obligations to include a line item for estimated interest payments on your note payable based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

Capital Resources, page 39

25. Please disclose whether you have any plans to engage in a capital raising transaction.

26. We note the disclosure that "other than our lines of credit, we currently do not have any binding commitments for, or readily available sources of, additional financing." Please discuss these lines of credit and file any related contracts as exhibits.

Anti-Dilution Shares, page 47

27. Please clarify whether you are attempting to register the rights discussed in this section.

Financial Statements – Ciralight, Inc.

28. The Adams Agreement and related transactions occurred in April 2009, which is more than three months subsequent to the most recent financial statements included in the filing for Ciralight, Inc. Please include the 2009 interim financial statements for Ciralight, Inc. in the filing. If Ciralight, Inc. is deemed a predecessor, these financial statements should be audited. If Ciralight, Inc. is not deemed a predecessor, these financial statements may be unaudited.

Financial Statements – Ciralight Global, Inc.

Report of Independent Registered Public Accounting Firm, page F-22

29. Please make arrangements with your auditor to have it revise both its audit report and related consent to refer to the statement of operations, stockholders' equity, and cash flows for the period from February 26, 2009 (date of inception) to December 31, 2009 rather than the year ended December 31, 2009.

Statement of Operations, page F-24

30. Since the cost of goods sold line item is exclusive of depreciation and amortization, please remove the gross profit line item from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of goods sold indicate that it is exclusive of depreciation and amortization. If Ciralight, Inc. also excluded depreciation and amortization from cost of goods sold, please revise its presentation and disclosures throughout the filing as well. Refer to SAB Topic 11:B.

Statement of Stockholder's Equity, page F-25

31. On page F-25, you indicate that the 3,200,000 shares were recorded at $0.09/share. On page F-34, you indicate that the 3,200,000 shares were issued at a value of $0.01/share. Please revise this inconsistency.

3. Summary of Significant Accounting Policies

32. Please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

Revenue Recognition, page F-29

33. You disclose that commencing April 2009, you provide a five year warranty covering labor and materials associated with your installations. You also disclose that effective September 2009 you changed the coverage to 10 years in California and generally five to 10 years elsewhere in the U.S., depending upon each state's specific requirement. Please disclose the information required by FASB ASC 460-10-50-8 regarding your product warranty costs, if applicable.

Convertible Notes Payable, page F-31

34. Please disclose why you are not separately accounting for the liability and equity components associated with the convertible notes until January 1, 2010.

4. Balance Sheet Information, page F-32

35. Please disclose in greater detail on pages F-34 and 47 the terms of the anti-dilution rights agreement. Please disclose the duration of the anti-dilution rights agreement. Please disclose how the dollar amount that the parties must pay to receive additional shares pursuant to the anti-dilution rights agreement is determined for each issuance. Please disclose the dollar amount and form of consideration that you received in return for each issuance of shares pursuant to this anti-dilution rights agreement. Please disclose how you account for these issuances under the anti-dilution rights agreement. Please tell us supplementally how you applied the accounting literature that you are relying upon.

36. Please tell us your basis for classifying the stock payable shown on page F-33 as a liability as opposed to including it as a line item in stockholders' equity. In doing so, please tell us the accounting literature that you are relying upon and how you applied that literature.

Exhibits

37. If Ciralight Global is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, Ciralight Global should provide a written description of the contract as an exhibit to the registration statement. For guidance, you may wish to refer to Question and Answer 146.04 in the Regulation S-K section of our "Compliance & Disclosure Interpretations" which is available on the Commission's website at http://www.sec.gov. We note the disclosure on page F-36 that Ciralight Global's leases in Corona and Irvine, California are "verbal" month to month leases.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David E. Wise, Esq.
        The Colonnade
        9901 IH-10 West, Suite 800
        San Antonio, TX 78230